UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Himalaya Shipping Ltd.
(Name of Issuer)

Common shares
(Title of Class of Securities)

G4660A103
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	G4660A103

1	Names of Reporting Persons Drew Holdings Ltd.
2	Check the appropriate box if a member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 13,814,268 common shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,814,268 common shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,814,268 common shares
10	Check box if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 31.5%[1]
12	Type of Reporting Person CO

___________________________
1 Based on 43,900,000 common shares outstanding as of December 13, 2023, as reported on Forms 6-K submitted by the Issuer to the SEC on August 8, 2023 and December 13, 2023.

Item 1(a).          Name of Issuer:
Borr Drilling Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices:
S. E. Pearman Building
2nd floor, 9 Par-la-Ville Road
Hamilton HM 11
Bermuda
Item 2(a).	Name of Person Filing: Drew Holdings Ltd.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Drew Holdings Ltd.
19 Par-la-Ville Road, 1st Floor
Hamilton HM11
Bermuda
Item 2(c).	Citizenship: Drew Holdings Ltd. is incorporated under the laws of Bermuda
Item 2(d).	Title and Class of Securities: Common shares
Item 2(e).	CUSIP No.: G4660A103
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.	Ownership
(a)	Amount Beneficially Owned
13,814,2682
(b)	Percent of class
31.5%
(c)	Numbers of shares to which the person has:
(i)	sole power to vote or to direct the vote 13,814,268
(ii)	shared power to vote or to direct the vote 0
(iii)	sole power to dispose or to direct the disposition of 13,814,268
(iv)	shared power to dispose or to direct the disposition of 0
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.
Item 8.	Identification and classification of members of the group.
Not applicable.
___________________________
2 The 13,814,268 common shares of Himalaya Shipping Ltd. owned by Drew Holdings Limited may be deemed to be beneficially owned by Mr. Tor Olav Trøim, as Drew Holdings Ltd. is wholly owned by Drew Trust, a non-discretionary trust established in Bermuda in which Mr. Trøim is the beneficiary.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024
By:	/s/ Erling Lind
Name: Erling Lind
Title: Director